Mail Stop 4561


September 11, 2007


Earl O. Bradley, III
Chief Executive Officer
First Advantage Bancorp
1430 Madison Street
Clarksville, Tennessee  37040

RE: First Advantage Bancorp
        Form S-1, amendment number 1, filed on August 31, 2007
        File Number 333-144454

Dear Mr. Bradley:

      We have reviewed the above referenced, amended Form S-1 and have the following comments. Where we have indicated, we think you
should revise your document in response to these comments.   If
you
disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary.   Please be as detailed
as
necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Our Recent Operating History, page 1
1. Reference is made to the second full paragraph on page 2. We do not understand your conclusion that your market area is overbanked from the information presented. For example, the fact that local figures are less than statewide figures might be related to poor, local economic conditions. From the information presented, it might be because competitors are taking market share from you. Please revise or advise.


2. It is not clear why the average per branch figures are not the same as the total area deposits. Please revise or advise.
3. The sentence beginning "During the same period...," relating to deposit market share, does not appear to relate to overbanking since average deposits per branch in your market went up. It does perhaps relate to your declining performance discussed in the first paragraph on page 2. Please revise or advise.
4. As previously requested, please revise to prominently provide the conclusion, stated in your appraisal, that your market area is "significantly overbanked."


Use of Proceeds, page 23
5. We note your response to comment 7 in our letter dated August
13,
2007.  Please revise this section to include a note that
quantifies
the expected effects on the offering proceeds if the restricted stock
plan is adopted according to your intentions as described on page
85
and in your response letter.


Exhibit 8.1
6. We reiterate our prior comment number 18. Please revise to specifically indicate that this opinion addresses all of the material federal income tax consequences.


					*   *   *   *   *


Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.







	If you have any accounting questions please contact Mike
Volley
at 202-551-3437, or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Any other questions should be directed to David Lyon at 202-551-3421, or me at 202-551-3418.


Sincerely,



William Friar
      Senior Financial Analyst




By FAX: Victor L. Cangelosi
                Fax number 202-966-9409

Earl O. Bradley, III
First Advantage Bancorp
September 11, 2007
Page 3